EXHIBIT 21.1

CORPORATE ORGANIZATIONAL STRUCTURE:

PC Connection, Inc., a Delaware corporation, is the parent company of the following wholly-owned subsidiaries:

1.	PC Connection Sales Corporation, a Delaware corporation.

2.	GovConnection, Inc., a Maryland corporation.

3.	MoreDirect, Inc., a Florida corporation.

4.	GlobalServe, Inc., a Delaware corporation.